FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

January 15, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on January 15, 2008.

Item 4.

Summary of Material Change

The Company received positive results from its drilling on the UT Claims located in the Great Divide Basin in Wyoming.

Item 5.

Full Description of Material Change

The Company announced that it received positive results from its drilling on the UT Claims located in the Great Divide Basin in Wyoming. Uranium mineralization was encountered in 15 of the 49 rotary holes in its 6,692 meter first phase exploration drill programme. Highlights from the gamma log radiometric readings include:

UT-008 with 0.076% eU308* over 3.1 metres (10 ft);

UT-020 with 0.050% eU308 over 3.4 metres (11 ft), and

UT-044 with 0.067% eU308 over 3.1 metres (10 ft).

        (*eU308: radiometric equivalent of uranium content)

Detailed results are found in the table below. A map of the claims area with drill locations can be found in Appendix A or by visiting www.tournigan.com.

"We are highly encouraged by the preliminary results from our UT Claims," said Tournigan President, James Walchuck. "Our radiometric readings were obtained from an area known to contain uranium mineralization through historic drilling by Rocky Mountain Energy in the 1970’s and early 80’s. Further exploration in this area is definitely warranted."

Tournigan drilled the 49 holes on 122 metre (400 foot) centers. Management believes the mineralized intercepts represent portions of at least two shallow roll fronts1 which may be extractable by surface mining or by in-situ recovery (ISR) methods. Additionally, Tournigan drilled five core holes in order to twin holes containing the most significant mineralization in the UT claims. Furthermore, step out holes were also drilled along the southern continuation of the UT mineralization, referred to as the CR trend, and are under analysis.

In late spring, Tournigan will begin a second phase drilling program consisting of both infill and step out drill holes. The design of this exploration program is underway utilizing the results from the first phase of drilling.

Significant Geological Gamma Log Intercepts

Drill	From	To	Thickness	Average Grade	GxT (2)	GxT (3)
Hole	(metres)	(metres)	(metres)	(% e U3O8)	(%metres)	(%feet)

UT-001	73.8	74.7	0.91	0.047%	0.043	0.140
"	86.4	87.5	1.07	0.054%	0.058	0.190
Incl’d	87.2	87.5	0.30	0.113%	0.034	0.111
UT-002	51.7	52.3	0.61	0.032%	0.020	0.064
UT-008	59.5	62.6	3.05	0.076%	0.232	0.760
Incl’d	60.0	62.5	2.43	0.084%	0.204	0.670
UT-009	62.5	63.1	0.61	0.038%	0.023	0.076
UT-018	66.8	68.6	1.83	0.040%	0.073	0.240
Incl’d	67.2	68.4	1.22	0.056%	0.068	0.224
UT-019	65.7	68.6	2.90	0.028%	0.081	0.266
Incl’d	66.1	67.7	1.52	0.043%	0.065	0.214
Incl’d	66.3	67.2	0.90	0.059%	0.053	0.174
UT-020	63.2	66.6	3.35	0.050%	0.168	0.549
Incl’d	66.0	66.6	0.61	0.125%	0.076	0.250
Incl’d	63.9	66.6	2.74	0.058%	0.159	0.521
UT-024	74.2	75	0.76	0.025%	0.019	0.062
UT-027	51.1	51.7	0.61	0.024%	0.015	0.048
UT-031	64.2	65.1	0.91	0.029%	0.026	0.087
UT-034	84.9	86.6	1.68	0.030%	0.050	0.165
"	88.5	89.3	0.76	0.020%	0.015	0.050
UT-039	82.4	83.2	0.76	0.023%	0.017	0.057
UT-042	74.2	75.3	1.07	0.030%	0.032	0.105
UT-044	54.1	57.2	3.05	0.067%	0.204	0.670
UT-049	49.7	50.6	1.07	0.027%	0.029	0.095

Notes:

2 Grade x Thickness factor - (% eU3O8 x thickness in metres).
3 Grade x Thickness factor - (% eU3O8 x thickness in feet).

The uranium grade referred to above is reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. This method of determining the equivalent uranium grade is very common in these types of deposits. Tournigan drilled an additional five conventional core drill holes to twin five of the holes containing the most significant results. These twin holes were drilled in order to increase the accuracy of the disequilibrium coefficient – a mathematical means of equating gamma log readings to % U3O8.

W. T. Cohan, P. Eng., Tournigan's consulting engineer, and the Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

Sweetwater acquisition and restated financial statements

The drill programme on the UT Claims was conducted through its option agreement with Sweetwater River Resources LLC. Subsequent to the release dated Oct 12, 2007, the Canada Revenue Agency ("CRA") has notified Tournigan that the completion of Tournigan’s acquisition of Sweetwater River Resources LLC ("Sweetwater") will not prejudice Tournigan's application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007. Tournigan and Sweetwater have agreed to extend their acquisition agreement to February 15, 2008.

(1) Roll Front Description

Roll front uranium deposits are formed in saturated permeable sandstones. Groundwater flows through these host rocks carrying dissolved uranium and other metals such as molybdenum, vanadium, selenium, and arsenic. These metals precipitate out when the groundwater flow crosses an oxidation/reduction interface in the sandstone. This forms a crescent-shaped deposit known as a roll front.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 8.

Date of Report

Dated at Vancouver, B.C., this 17th day of January, 2008.